U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

De Gasperis                      Corrado              F.
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   (Last)                           (First)             (Middle)
c/o GrafTech International Ltd.
1521 Concord Pike
Suite 301
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                                    (Street)

Wilmington                          DE                  19803
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   (City)                           (State)              (Zip)

USA
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2.   Issuer Name and Ticker or Trading Symbol

GrafTech International Ltd.
GTI

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

08/30/2002
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice President, Chief Financial Officer & Chief Information Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                         550         D
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Common Stock                                                                                       7,102         I        (1)
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Common Stock                                                                                       8,805         I        (2)
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Common Stock                          8/30/02        A                  182      A      $10.53     10,972        I        (3)
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Common Stock                                                                                       4,500         I        (4)
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Common Stock                                                                                      16,500(7)      D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  4(b)(v).

                                                   Page 1 of 2            (Over)
                                                                  SEC 1474(7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $29.2219                                 7/14/00   1/25/07 share     21,000           21,000     D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $17.0625                                 (5)       9/29/08 share     75,000           75,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $14.00                                   2/28/05  2/28/10  share     30,000           30,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $8.56                                    12/15/02 12/15/10 share     60,000           60,000    D
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                                                                               Common
                                                                               Stock
                                                                               par value
Time options                                                                   $.01 per
(right to buy)      $8.85                                    (6)       9/25/11 share     57,500           57,500    D
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Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Stock Fund option of the UCAR Carbon Savings Program. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(2) Represents the number of units attributable to the reporting person's participation through automatic payroll deductions in the Company Discount
Stock Fund option of the UCAR Carbon Savings Program. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(3) Represents obligations whose value is based on the Common Stock under the Company's Compensation Deferral Program. The reporting person disclaims beneficial ownership of these securities. This represents a change in reporting policy on which the amount of obligations is now based on the number of units beneficially owned by the reporting person instead of the number of shares.
(4) Represents shares purchased for the account of the reporting person's spouse.
(5) Of such options, 25,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(6) Options were granted as part of an annual grant. Of such options, 12,500 vested on September 25, 2001 and 45,000 will vest on September 25, 2003.
(7) On June 28, 2002, the Board of Directors accelerated the vesting of all 16,500 shares granted to the reporting person.

   /s/ Karen G. Narwold                                     September 4, 2002
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      **Signature of Reporting Person                             Date
Karen G. Narwold, Attorney-in-fact for
             Corrado F. De Gasperis

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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